

UNITI
SECURITIES AND EX
Washington, D.C. 20549


09059084

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65958

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2008 AND ENDING 12/31/2008
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Custom Equity Research Inc* Summer Street Research Partners

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Beacon Street
                                       (No. and Street)

Boston   MA   02108
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen J. Sussman   (603) 434-3594
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tiedemann & Associates, PC
                    (Name – *if individual, state last, first, middle name*)

560 North Avenue   Weston   MA   02493
    (Address)   (City)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, __Alfred J. Sollami, Jr._____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Custom Equity Research, Inc. dba Summer Street Research Partners_____ , as of __December 31_____ , 20_08_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tiedemann & Associates PC
560 North Avenue
Weston, MA 02493
Tel – 781-235-1099
Fax – 781-790-1274
Email – htcpa@tiedemanncpa.com

Independent Auditor's Report

To the Board of Directors of
Custom Equity Research, Inc. dba Summer Street Research Partners

We have audited the accompanying statement of financial condition of Custom Equity Research, Inc. dba Summer Street Research Partners as of December 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 (United States). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Custom Equity Research, Inc. dba Summer Street Research Partners as of December 31, 2008 in conformity with U.S. generally accepted accounting principles.

The information contained in the supporting schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Wellesley Hills, Massachusetts
February 25, 2009

Custom Equity Research, Inc. dba Summer Street Research Partners
Statement of Financial Condition
December 31, 2008

ASSETS

Cash and cash equivalents	$	24,396
Deposits with clearing organization		535,792
Commissions receivable		74,708
Securities purchased, at market value		580,370
Cash restricted		17,284
Other trade receivables		81,813
Advances to employees		100,000
Furniture, equipment, and leasehold improvements, net of depreciation		125,873
Security deposits		66,040
Prepaid expenses		34,282
Goodwill		5,000
TOTAL ASSETS	$	1,645,558

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities

Securities sold, not yet purchased, at market value	$	229
Accrued payroll		456,921
Accounts payable and accrued expenses		209,673
Deferred rent payable		34,249
Total Liabilities		701,072

Stockholders' Equity

Common Stock, Class A authorized 2,000 shares		
700 shares issued and outstanding		900,000
Retained Earnings		44,486
Total Stockholders' Equity		944,486
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,645,558

Custom Equity Research, Inc. dba Summer Street Research Partners
Notes to Financial Statements
December 31, 2008

The Company is registered with the Securities and Exchange Commission as a securities broker/dealer under Section 15(b) of the Securities Exchange Act of 1934. As a non-clearing broker, all customer transactions are cleared on a fully disclosed basis through another broker/dealer. On September 28, 2006, the Company acquired all of the common stock of Medical Consulting Referral, Inc. (MCRI) for the purpose of consolidating their operation with the Company's. After acquisition, all MCRI operating activities were recorded through the Company as an operating division. Since acquisition, MCRI no longer maintains any business activities as a separate corporation and therefore has no assets, liabilities or transactions to consolidate on these financial statements. The Company maintains offices in Boston, Massachusetts, New York, New York, San Francisco, California and Princeton, New Jersey.

1. *Significant Accounting Policies*

Securities Transactions and Commissions
Securities transactions and the related revenue and expenses, including commission revenues and expenses, are recorded on a trade date basis. Customers' securities transactions are recorded on a settlement date basis on the records of the clearing broker.

Marketable securities are valued at market value. At December 31, 2008, the Company had sold marketable securities that had not yet been purchased.

Research Income
The Company generates research reports to various institutions. Although the reports are issued without obligation, certain institutions will pay the Company for the research in amounts that the institution deems appropriate.

Deposits with Clearing Organization
The Company is required to maintain at least $200,000 in cash, securities, or a combination of both at all times in accounts at the clearing broker. All Company proprietary accounts are available to meet the deposit requirement.

Advances to Employees
Certain advances against commissions have been advanced to employees in anticipation of their continued employment and generation of commission revenue. The advances are not collateralized and may be forgiven at some future date upon reaching specified productivity goals.

Depreciation and Amortization
Furniture and equipment are recorded at cost and depreciated on a straight-line basis over five years, the estimated useful lives of the respective assets. Leasehold improvements are amortized over the remaining lease term.

Taxes
Under the provisions of the Internal Revenue Code, the Company is an S Corporation which provide that, in lieu of federal and certain state corporate income taxes, the stockholders are taxed on their proportionate share of the taxable income.

The Company reports under the provisions of Statement of Financial Standards No. 109, "Accounting for Income Taxes"(SFAS 109), which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred taxes have been provided as a result of certain state tax provisions.

1. *Significant Accounting Policies (continued)*

Concentration of Credit Risk
The Company occasionally maintains deposits in excess of federally insured limits. The Company derives most of its income through commissions paid by customers on transactions executed through Goldman Sachs. Statement of Financial Accounting Standards No. 105 identifies these items as concentrations of credit risk requiring disclosure, regardless of the degree of risk. The Company maintains its temporary cash investments with high credit quality financial institutions. Customer commissions receivable from Goldman Sachs are credited to the Company's account at settlement date.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures. Accordingly, actual results could differ from those estimates.

2. *Furniture, Equipment and Leasehold Improvements*

At December 31, 2008, furniture, equipment and leasehold improvements, summarized by major classification, were as follows:

Equipment	$ 235,700
Leasehold Improvements	165,393
	$ 401,093
Less: Accumulated Depreciation and Amortization	(275,220)
	$ 125,873

3. *Cash Restricted*

In connection with the Company's sublease of office space in San Francisco, an Irrevocable Standby Letter of Credit for $25,827 expiring June 19, 2007 was issued by Citizens Bank for the benefit of the sub-landlord in lieu of a security deposit. Cash of $25,827 was placed in a segregated account in accordance with the letter of credit terms. In June 2007, the Letter of Credit, along with the restricted cash balance, was extended until October 31, 2008 at a reduced amount of $17,218. As of December 31, 2008, the restrictions on the cash balance had not been removed.

4. *Investment in Subsidiary – Goodwill*

On September 28, 2006, the Company acquired all of the outstanding stock of Medical Consulting Referral, Inc. ("MCRI") for $5,000. At the date of acquisition, MCRI had no assets or liabilities. The purchase price is carried as Goodwill and, as a going concern providing access to various medical professionals for research analysis, the Goodwill carried has not been impaired as of the balance sheet date. There were no inter-company transactions recorded after the date of acquisition.

5. Income Taxes

During 2008, the Company, using the cash method for income tax purposes, recognized taxable income that will be allocated to the shareholders of the Company. The Company is subject to Massachusetts corporate excise tax on net worth and income as well as New York state, New York City and California corporate franchise taxes. For the year, the Company has incurred a tax of $23,301.

6. Common Stock

On December 31, 2007, a joint written consent of the board of directors and stockholders agreed to restructure its equity to permit the issuance of restricted non-voting stock to employees. This amendment exchanges the current 700 Class A Common Stock for new Voting Common Stock on a one-for-one basis. The Company is authorized to issue up to 10,000 shares of Voting Common Stock. In addition, this joint consent ratified a new 2008 Incentive Compensation Plan which authorizes the issuance of up to 10,000 shares of Non-voting Common Stock under either restricted stock or incentive stock option awards. The joint written consent also ratified the issuance of 49.44 shares of restricted stock to current employees. The restricted shares fully vest at January 1, 2009. The issuance of these shares have not been valued or recorded until fully vested.

7. Commitments

The Company leases office facilities, equipment and vehicles under various non-cancelable operating leases. The lease for the office space requires minimum annual rental payments plus increases for operating cost escalation. Rent expense includes amounts adjusted to recognize lease escalation provisions on a straight-line basis over the lease term. Future minimum aggregate annual rental commitments under these non-cancelable leases for the years ending December 31, are as follows:

2009	$ 236,869
2010	238,495
2011	100,275
	$ 575,639

9. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

As a securities broker, the Company executes and settles various securities transactions for its own account, for individual customers and with other brokers (counterparties). In accordance with industry practice, customers and other brokers are not required to deliver cash or securities to the Company until settlement date, which is generally three business days after trade date. In volatile securities markets, the price of a security associated with a transaction could widely fluctuate between the trade date and settlement date. These activities may expose the Company to off-balance sheet and credit risks if counterparties to these transactions are unable to fulfill their contractual obligations and the Company is required to buy or sell securities at prevailing market prices. The Company controls the above risk through a variety of reporting and control procedures.

10.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (15c3-1),. which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $316,591, which was $216,591 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 2.02 to 1.

11.   Reserve Requirement Pursuant to Rule 15c3-3

The Company is exempt from the provisions of Securities and Exchange Rule 15c3-3 under the exemptive provision under paragraph (k)(2)(B) as all transactions with and for customers are cleared by other brokers on a fully disclosed basis.

Custom Equity Research, Inc. dba Summer Street Research Partners
Computation of Net Capital Under Rule 15c3-1
December 31, 2008

Schedule I

Stockholders' Equity per Statement of Financial Condition	$	944,486
Less: non-allowable assets		
Other trade receivables		(81,800)
Commissions receivable		(30,757)
Restricted Cash		(17,284)
Advances to employees		(100,000)
Furniture, equipment, and leasehold improvements		(125,873)
Security deposits		(66,040)
Prepaid expenses and Goodwill		(39,282)
Non-allowable Assets		(461,036)
Net capital before haircuts on securities positions		483,450
Haircuts on securities - marketable equity securities - long		(87,056)
Undue concentration		(79,804)
Excess haircut on short positions in excess of 25% of long value		0
Net Capital	$	316,591
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable and accrued expenses	$	209,673
Deferred rent payable		34,249
Accrued compensation, employee benefits and payroll taxes		456,921
Aggregate Indebtedness	$	700,843
Minimum Net Capital Required	$	100,000
Excess Net Capital	$	216,591
Ratio of Aggregate Indebtedness to Net Capital		2.02 to 1
Reconciliation with Company's Computation		
Net capital, as reported in Company's Part II FOCUS Report	$	460,059
Additional accrued expenses and payroll		(156,683)
Deposits with clearing organization		(25,300)
Commissions receivable		43,951
Deferred rent payable		4,276
Taxes accrued		(7,593)
Additional undue concentration charges		(2,120)
Net Capital Per Above	$	316,591

See accompanying notes to financial statements.

Custom Equity Research, Inc. dba Summer Street Research

Statement of Financial Condition

December 31, 2008

Tiedemann & Associates, P.C.